  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

_______________________
CITIBANK, N.A.
(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2011-C
(Exact name of obligor as specified in its charter)

Delaware	Applied for
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o U.S. Bank Trust National Association, as Owner Trustee 300 Delaware Avenue, 9th Floor Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement	19890

(Address of principal executive office)	(Zip Code)

_________________________
Asset Backed Securities
(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2010 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 23rd day of  September  2011.

CITIBANK, N.A.

By	/s/Louis Piscitelli
Louis Piscitelli
Vice President

CITIBANK CONSOLIDATED BALANCE SHEET	Citibank, N.A. and Subsidiaries

	December 31,
In millions of dollars, except shares	2010	2009
Assets
Cash and due from banks	$21,702	$20,246
Deposits with banks	146,208	154,372
Federal funds sold and securities purchased under agreements to resell	43,341	31,434
Trading account assets (including $1,006 and $914 pledged to creditors at December 31, 2010 and 2009, respectively)	149,560	156,380
Investments (including $5,221 and $3,849 pledged to creditors at December 31, 2010 and 2009, respectively)	252,559	233,086
Loans, net of unearned income	446,052	477,974
Allowance for loan losses	(18,467)	(22,685)
Total loans, net	$427,585	$455,289
Goodwill	10,420	10,200
Intangible assets	5,850	8,243
Premises and equipment, net	4,392	4,832
Interest and fees receivable	5,273	6,840
Other assets	87,403	80,439
Total assets	$1,154,293	$1,161,361

The following table presents certain assets of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

In millions of dollars	December 31, 2010
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs
Cash and due from banks	$586
Trading account assets	71
Investments	7,832
Loans, net of unearned income
Consumer (including $1,718 at fair value)	8,138
Corporate (including $290 at fair value)	22,666
Loans, net of unearned income	$30,804
Allowance for loan losses	(102)
Total loans, net	$30,702
Other assets	342
Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs	$39,533

Statement continues on the next page

CITIBANK CONSOLIDATED BALANCE SHEET (Continued)	Citibank, N.A. and Subsidiaries

	December 31,
In millions of dollars, except shares	2010	2009
Liabilities
Non-interest-bearing deposits in U.S. offices	$86,322	$76,729
Interest-bearing deposits in U.S. offices	170,128	176,149
Non-interest-bearing deposits in offices outside the U.S.	48,873	39,414
Interest-bearing deposits in offices outside the U.S.	488,514	479,350
Total deposits	$793,837	$771,642
Trading account liabilities	57,222	52,010
Purchased funds and other borrowings	66,581	89,503
Accrued taxes and other expenses	8,758	9,046
Long-term debt and subordinated notes	59,151	82,086
Other liabilities	40,784	39,181
Total liabilities	$1,026,333	$1,043,468
Citibank stockholder’s equity
Capital stock ($20 par value) outstanding shares: 37,534,553 in each period	$751	$751
Surplus	109,419	107,923
Retained earnings	27,082	19,457
Accumulated other comprehensive income (loss) (1)	(10,162)	(11,532)
Total Citibank stockholder’s equity	$127,090	$116,599
Noncontrolling interest	870	1,294
Total equity	$127,960	$117,893
Total liabilities and equity	$1,154,293	$1,161,361

(1)
Amounts at December 31, 2010 and 2009 include the after-tax amounts for net unrealized gains (losses) on investment securities of $(3.573) billion and $(4.735) billion, respectively, for foreign currency translation of$(3.226) billion and $(3.255) billion, respectively, for cash flow hedges of $(1.894) billion and $(2.367) billion, respectively, and for pension liability adjustments of $(1.469) billion and $(1.175) billion, respectively.

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation.

In millions of dollars	December 31, 2010
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citibank
Short-term borrowings	$22,753
Long-term debt (including $1,870 at fair value)	4,822
Other liabilities	146
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citibank	$27,721

See Notes to the Consolidated Financial Statements.